Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202




                                  July 10, 1997


Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

         Re: Central and South West Corporation; CSW Energy, Inc.; and CSW Services International, Inc. -- File No. 70-9043

Dear Mr. Katz:

         This letter is to advise the Securities and Exchange Commission (the "Commission") that Central and South West Corporation ("CSW"), CSW Energy, Inc. ("CSWE") and CSW Services International, Inc. ("Services") hereby withdraw the Form U-1 Application-Declaration of CSW, CSWE and Services in File No. 70-9043, as filed with the Commission on April 25, 1997.

         If you have any questions regarding this letter, please do not hesitate to call Mark Menezes of CSW at (202) 628-0886 or Joris Hogan of Milbank, Tweed, Hadley & McCloy at (212) 530-5106.

                                   Very truly yours,

                                    CENTRAL AND SOUTH WEST CORPORATION

                                    By:  /s/ WENDY G. HARGUS
                                             Treasurer
                                    CSW ENERGY, INC.

                                    By:  /s/ TERRY D. DENNIS
                                             President

                                    CSW SERVICES INTERNATIONAL, INC.

                                    By:  /s/ TERRY D. DENNIS
                                             President



cc:      Bonnie Wilkinson
         Martha Cathey Baker
         Robert P. Wason
         Office of Public Utility Regulation
         Division of Investment Management

         Joris M. Hogan/Milbank, Tweed, Hadley & McCloy